SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

V5633W109

(CUSIP Number)

Cindy Xiaofan Wang, Chief Financial Officer

Ctrip.com International, Ltd.

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Center, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China +86 (21) 6193-8200

August 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109		13D	Page 1 of 1 Page

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,441,605 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 50,441,605 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,441,605 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 49.0%(2)
14	Type of Reporting Person (See Instructions) CO

(1)             Includes 916,666 Ordinary Shares (as defined below) beneficially owned by the Reporting Person, 9,857,028 Ordinary Shares issued upon conversion of the Convertible Notes, and  39,667,911 Class B Shares (as defined below) of the Issuer. The Class B Shares are convertible into Ordinary Shares on a one-for-one basis (subject to adjustment in the event of stock splits, dividends or other combinations that could dilute outstanding securities of the Issuer), at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events.

(2)             Based on the sum of (i) 60,351,880 issued and outstanding Ordinary Shares (as defined below) and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares (as defined below) on a one-for-one basis, in each case of (i) and (ii) as of August 30, 2019.

Introductory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D that was initially filed by Ctrip.com International, Ltd. (“Ctrip” or the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on January 25, 2016, then amended and supplemented by Amendment No. 1 on October 26, 2016, Amendment No. 2 on May 10, 2017 and Amendment No. 3 on April 30, 2019 (as amended and supplemented, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), of MakeMyTrip Limited, a public company incorporated under the laws of the Mauritius with limited liability (the “Issuer”). Except as expressly set forth herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Schedule 13D filing is expressly incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As a result of the closing (the “Closing”) of the transactions contemplated under the share purchase agreement dated as of April 26, 2019 among the Reporting Person, MIH and MIH B2C (the “Share Purchase Agreement”) on August 30, 2019 (the “Closing Date”), and the concurrent investment of 1,130,556 ordinary shares and 2,970,295 Class B shares (which automatically converted into 2,970,295 ordinary shares pursuant to the terms of issue of the Class B shares), representing 4.0% of the total outstanding voting rights of the Issuer, in a third-party investment entity, the Reporting Person became the beneficial owner of 10,773,694 ordinary shares, par value $0.0005 per share (the “Ordinary Shares”) and 39,667,911 Class B convertible ordinary shares, par value $0.0005 per share (the “Class B Shares”, together with the Ordinary Shares, the “MMYT Shares”), of the Issuer.

The consideration of the MMYT Shares consisted in the issuance by Ctrip to MIH of 4,108,831 fully paid ordinary shares, par value $0.01 per share, of Ctrip (the “Ctrip Shares”).

The response set forth in Item 6 of this Statement on Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 5.  Interest in Securities of the Issuer.

(a), (b)    The second sentence of the first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D is based on the sum of (i) 60,351,880 issued and outstanding Ordinary Shares and (ii) 42,638,206 Ordinary Shares issuable upon conversion of 42,638,206 issued and outstanding Class B Shares on a one-for-one basis, in each case of (i) and (ii) as of August 30, 2019.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1

Share Purchase Agreement dated April 26, 2019, between MIH Internet Sea Private Limited, MIH B2C holdings B.V. and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on April 30, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2019

Ctrip.com International, Ltd.

By:	/s/ Cindy Xiaofan Wang
Name:	Cindy Xiaofan Wang
Title:	Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
1

Share Purchase Agreement dated April 26, 2019, between MIH Internet Sea Private Limited, MIH B2C oldings B.V. and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on April 30, 2019)